+1 617 526 6000 (t)

+1 617 526 5000 (f)

CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

Constellation Pharmaceuticals, Inc.

215 First Street, Suite 200

Cambridge, MA 02142

Attn: Jigar Raythatha

(617) 714-0555

June 27, 2018

BY HAND

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Dorrie Yale

Re:	Constellation Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed June 22, 2018
File No. 333-225822

Ladies and Gentlemen:

On behalf of Constellation Pharmaceuticals, Inc. (the “Company”), set forth below is information in response to comment 6 contained in the letter to the Company dated May 27, 2018 from the staff (the “Staff”) of the Office of Healthcare & Insurance of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the draft registration statement on Form S-1 originally submitted by the Company to the Commission on April 27, 2018 (the “Draft Registration Statement”). Such Draft Registration Statement has been updated by the Company as reflected in the registration statement referenced above (File No. 333-225822), which was publicly filed by the Company on June 22, 2018 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Securities and Exchange Commission

June 27, 2018

For convenience of the Staff, we have recited the prior comment in italicized type and have followed the comment with the Company’s response.

6.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Determining the Fair Value of Common Stock Prior to the Initial Public Offering

As disclosed in the Registration Statement, the Board of Directors of the Company (the “Board”), with input from management, has historically determined the fair value of the Company’s common stock on the date of each equity grant based on a variety of objective and subjective factors, including contemporaneous and, in certain instances, retrospective valuations of its common stock prepared with the assistance of a third-party valuation specialist. During the past 12 months, the Company performed contemporaneous common stock valuations as of March 1, 2018 and April 5, 2018 and a retrospective valuation as of September 30, 2017.

The common stock valuations were performed in accordance with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation analyses included significant judgments and estimates inherent in the determination of the fair value of the Company’s common stock. These judgments and estimates include assumptions regarding the Company’s future operating performance, the probability and timing of completing an initial public offering (“IPO”) or other liquidity event and the determination of the appropriate valuation methods.

Valuation Methodologies

The Company prepared the common stock valuations using a hybrid method. The hybrid method is a probability-weighted expected return method (“PWERM”) where the equity value in one or more scenarios is calculated using the option-pricing method (“OPM”).

As disclosed in the Registration Statement, the OPM treats common stock and each class of preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preference at

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June 27, 2018

the time of a liquidity event, such as a strategic sale or merger. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

In applying the hybrid of the OPM and PWERM, the following scenarios are used: a future IPO and a remain private scenario with a liquidity event other than an IPO. The Company’s management assigned the relative probability of each scenario based on an analysis of market conditions at the time, including the then-current IPO valuations of similarly situated companies, and the Company’s expectations as to the timing and likely prospects of an IPO or a liquidity event other than an IPO. In selecting similarly situated companies, the third-party valuation specialist considered clinical stage, oncology-focused companies which had recently completed IPOs.

Over time, the probability of each future liquidity event scenario and the valuations associated with such scenarios were reevaluated and adjusted based on developments in the Company’s business. At each stock option grant date, the Board evaluated any recent developments in the Company’s business and their potential effect on the estimated fair value of the Company’s common stock.

For grants of awards for which there was no contemporaneous third-party valuation, the Board determined the fair value of the common stock on the grant date taking into consideration the most recently preceding third-party valuation report as well as other information available to it at the time of the grant.

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June 27, 2018

Common Stock Valuations and Stock Option Grants

During the past 12 months, the Company has granted stock options on the following dates corresponding exercise prices:

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock on Grant Date		Per Share Estimated Fair Value of Options on Grant Date
July-September 2017	11,010,875	$0.50	$0.60	(1)	$0.43
December 2017	1,605,000	0.60	0.60		0.42
March 2018	5,587,975	0.69	0.69		0.49
April-May 2018	5,041,883	0.73	0.73		0.52

(1)	At the time of the option grants in July, August and September 2017, the Board determined that the fair value of the Company’s common stock calculated in the valuation as of September 30, 2016 reasonably reflected the per share fair value of the common stock as of the grant date. However, as described below, the fair value of common stock at the date of these grants was adjusted in connection with retrospective fair value assessments for accounting purposes.

July, August and September 2017 Stock Option Grants

In July, August and September 2017, the Company granted options to purchase an aggregate of 11,010,875 shares of common stock at an exercise price of $0.50 per share. The Board determined that the fair value per share at the time of the grants was $0.50 based on a number of factors, including an independent third-party valuation that set the fair value of the common stock at $0.50 per share as of September 30, 2016.

In preparing for the issuance of its financial statements for the year ended December 31, 2017, the Company performed a retrospective fair value assessment of its common stock as of September 30, 2017 and concluded that the fair value of its common stock underlying stock options granted in July 2017, August 2017 and September 2017 was $0.60 per share for accounting purposes. The Company utilized this fair value of common stock from the retrospective analysis to calculate stock-based compensation expense for awards granted in July, August and September 2017.

The third-party valuation in September 2017 was calculated using the PWERM to estimate the probability weighted value in two scenarios: an IPO scenario and a remain private scenario with a liquidity event other than an IPO, which was calculated using the OPM. The fair value of the common stock was estimated using the following probability weightings: a 20% probability of

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June 27, 2018

an IPO and 80% probability of remaining private. The probabilities assigned to each scenario were based on management’s estimates and assume (i) an IPO occurring within 12 months and (ii) 18 months to a liquidity event other than an IPO. The Company did not have any formal plans to proceed with an IPO at the time of the September 2017 valuation.

The value of the common stock in the IPO scenario was based on guideline IPO transactions by similarly situated companies. The value assumed that the Company would complete a $75 million private financing prior to the IPO. The future IPO value was converted to a present value using a discount rate of 25% based on venture capital studies for IPO-stage companies. The value of the common stock was then adjusted by applying a discount for lack of marketability (“DLOM”) of 15%. The fair value of the common stock in the remain private scenario was calculated using an OPM backsolve calculation that was based on the equity value of the Company’s Series E-1 preferred stock issued in July 2017. The valuation utilized a backsolve approach because the investors were professional venture capitalists, and the price they paid for the shares is assumed to reflect the fair value of those shares and to reflect the risks of the investment. The value of the common stock was then adjusted by applying a DLOM of 24%.

December 2017 Stock Option Grants

In December 2017, the Company granted options to purchase an aggregate of 1,605,000 shares of common stock at an exercise price of $0.60 per share. The Board determined that the fair value per share at the time of the grants was $0.60 based on a number of factors, including an independent third-party valuation that set the fair value of the common stock at $0.60 as of September 30, 2017 as discussed above. In connection with the grants of stock options made in December 2017, the Board concluded that there were no internal or external developments since September 2017 that warranted a change in the fair value of the Company’s common stock.

March 2018 Stock Option Grants

In March 2018, the Company granted options to purchase an aggregate of 5,587,975 shares of common stock at an exercise price of $0.69 per share. The Board determined that the fair value per share at the time of the grants was $0.69 based on a number of factors, including an independent third-party valuation that set the fair value of the common stock at $0.69 per share as of March 1, 2018.

The fair value of the Company’s common stock in March 2018 was calculated using the PWERM to estimate the probability weighted value in two scenarios: an IPO scenario and a remain private scenario with a liquidity event other than an IPO, which was calculated using the OPM. The fair value of the common stock was estimated using the following probability weightings: a 35% probability of an IPO and 65% probability of remaining private. The

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June 27, 2018

probabilities assigned to each scenario were based on management’s estimates and (i) an IPO occurring within seven months and assume (ii) 19 months to a liquidity event other than an IPO. As of March 1, 2018, the Company had a term sheet for a Series F preferred stock financing at a price of $1.00 per share.

The value of the common stock in the IPO scenario was based on a step up from the Series F preferred stock price and such step up was based on guideline IPO transactions by similarly situated companies. The future IPO value was converted to a present value using a discount rate of 25% based on venture capital studies for IPO-stage companies. The value of the common stock was then adjusted by applying a DLOM of 10%. The fair value of the common stock in the remain private scenario was estimated using the OPM and an equity value based on a discount to the Company’s equity value in the IPO scenario. The value of the common stock was then adjusted by applying a DLOM of 17%

The Board also considered the following qualitative factors in determining the fair value of the Company’s common stock, each of which increased the probability of an IPO:

•	As of March 1, 2018, the Company dosed two additional patients in the Phase 1b clinical trial of CPI-1205 in patients with metastatic castration-resistant prostate cancer (the “ProSTAR trial”); initiated a new clinical trial of CPI-1205 in combination with immune checkpoint inhibitors (the “ORIOn-E trial”); and received positive preliminary data from its Phase 2 clinical trial of CPI-0610 in myelofibrosis.

•	As of March 1, 2018, the Company scheduled meetings to meet with potential underwriters for an IPO and had scheduled an organizational meeting for its IPO.

April and May 2018 Stock Option Grants

In April and May 2018, the Company granted options to purchase an aggregate of 5,041,883 shares of common stock at an exercise price of $0.73 per share. The Board determined that the fair value per share at the time of the grants was $0.73 based on a number of factors, including an independent third-party valuation that set the fair value of the common stock at $0.73 per share as of April 5, 2018.

The third-party valuation in April 2018 was calculated using the PWERM to estimate the probability weighted value in two scenarios: an IPO scenario and a remain private scenario with a liquidity event other than an IPO, which was calculated using the OPM. The fair value of the common stock was estimated using the following probability weightings: a 50% probability of an IPO and 50% probability of remaining private. The probabilities assigned to each scenario were based on management’s estimates and assume (i) an IPO occurring within 3.5 months and

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June 27, 2018

(ii) 15.5 months to a liquidity event other than an IPO. As of April 5, 2018, the Company had closed its Series F preferred stock financing at a price of $1.00 per share of preferred stock.

The value of the common stock in the IPO scenario was based on guideline IPO transactions by similarly situated companies and on a step up from the proposed Series F price. The future IPO value was converted to a present value using a discount rate of 25% based on venture capital studies for comparable IPO-stage companies. The value of the common stock was then adjusted by applying a DLOM of 7%. The fair value of the common stock in the remain private scenario was calculated using an OPM backsolve calculation that was based on the equity value of the Company’s Series F preferred stock, such that the weighted average value of the Series F preferred stock equaled the recent issuance price. The value of the common stock was then adjusted by applying a DLOM of 15%

The Company’s management concluded that there were no significant changes in operations or progression of the Company’s clinical trials since March 1, 2018 that would impact the valuation of the Company’s common stock. The Board also considered the following qualitative factors in determining the fair value of the Company’s common stock, each of which increased the probability of an IPO:

•	During March and April 2018, the Company completed its Series F preferred stock financing for gross proceeds of $99.8 million, which was higher than the Company’s expectation of $90.0 million.

•	The Company selected an underwriting syndicate for the IPO on March 8, 2018, held an organizational meeting for its IPO on March 23, 2018 and began preparing a draft registration statement on Form S-1 relating to its IPO that it planned to confidentially submit to the Commission on April 27, 2018.

Initial Public Offering Price Range

Rule 83 Confidential Treatment Request by Constellation Pharmaceuticals, Inc.

Request #1

The Company has taken into consideration guidance and market data from the representatives of the underwriters for the IPO that have been presented to and reviewed by the Board and management on June 21, 2018. To provide further information for the Staff’s consideration, the Company advises the Staff that the Company currently anticipates that the price range for the IPO will be within the range of $[**] to $[**] per share (the “Preliminary Price Range”), before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment

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June 27, 2018

to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to June 21, 2018, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its common stock as of April 5, 2018 of $0.73 per share and the Preliminary Price Range is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to April 5, 2018, the date of the Company’s most recent determination of the fair value of its common stock:

Constellation Pharmaceuticals, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Jigar Raythatha, President and Chief Executive Officer, Constellation Pharmaceuticals, Inc., 215 First Street, Suite 200, Cambridge, MA (617) 714-0555, before it permits any disclosure of the bracketed information in Request #1.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior third-party valuations of its common stock, which considered multiple potential

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June 27, 2018

outcomes, which would result in a lower valuation of the Company’s common stock than in the IPO scenario, such as a remain private scenario.

•	The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in each of the valuations discussed above.

•	The Preliminary Price Range necessarily assumes the conversion of all of the Company’s outstanding preferred stock into common stock in connection with the IPO. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•	Since April 5, 2018, the Company has taken several steps towards the completion of an IPO, including submitting a draft registration statement to the Commission on April 27, 2018, holding several “testing-the-waters” meetings, at which the Company received positive feedback from potential investors, and publicly filing the Registration Statement with the Commission on June 22, 2018. Each of these steps has increased the probability that the Company may complete an IPO.

•	Since April 5, 2018, the Company has enrolled additional patients in its ProSTAR trial and its ORIOn-E trial and received additional positive preliminary data from each trial.

•	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public company equity and debt markets.

•	In addition to the above factors, there was an improvement in recent market prices of publicly traded shares of generally comparable companies between April 5, 2018 and June 25, 2018 as evidenced by that the fact that Nasdaq Biotechnology Index increased by 5.7% between such dates.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its stock option grants are reasonable and appropriate for the reasons described herein and in the Registration Statement.

Securities and Exchange Commission

June 27, 2018

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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Securities and Exchange Commission

June 27, 2018

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian

Lia Der Marderosian

cc:	Jigar Raythatha, Constellation Pharmaceuticals, Inc.
Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549